82-4867

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

RECEIVED
2004 SEP -1 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036617

To:	The Securities and Exchange Commissic
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	26 August 2004
Pages: Including cover page	7

SUPPL

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

p.p.

Robyn Fry
General Counsel & Company Secretary

PROCESSED
SEP 01 2004
THOMSON FINANCIAL

9/1

Doc# 105059 v1

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4089
http://www.amrad.com.au

FILE No.
82-4867

26 August 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p.
Robyn Fry
General Counsel & Company Secretary

Doc# 106999 v1

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

FILE No.
82-4867

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/08/2004

TIME: 09:32:42

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Merck revenue stream boosts results

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

NEWS RELEASE

Monday 23 August 2004

MERCK REVENUE STREAM BOOSTS AMRAD RESULTS

Amrad Corporation Limited (ASX:AML) today reported full year results for the year ended 30 June 2004. The Company recorded revenue of $16.4 million and an operating loss for the year of $3.5 million of which $1.8 million resulted from one-off expenses unrelated to continuing operations.

At 30 June 2004 Amrad's available total cash and financial assets stood at $60.0 million.

Commenting on the results, Chief Executive Dr Pete Smith said the make-up of the financial results in part reflects the dramatic changes that have taken place at Amrad over the past twelve months, including the proposed demerger of Avexa.

"The additional clarity that has been brought to our business model with Amrad now focused on inflammatory diseases such as asthma and arthritis as well as cancer, and Avexa focused on anti-infectives is already having a marked positive impact on how we are developing these businesses. We will hopefully be able to illustrate this additional dynamism throughout the coming year," Dr Smith said.

Highlights of the past twelve months include:

- The receipt of US$6 million milestone payments from Merck as part of Amrad's licensing deal and collaboration in the field of respiratory diseases including asthma. These payments reflect the excellent progress that has been made during the year and brings the income from the deal to US$11 million since it was signed in June 2003. The potential income from the deal is US$112 million in milestone payments plus a percentage royalty on any future sales of products by Merck.

- The institution of an on-market share buyback, with $1.7 million spent during the year to buy back 2.1 million shares representing 1.6% of the Company's issued share capital.

- A rigorous review of the entire portfolio resulting in a strategic focus on inflammation and oncology and the discontinuation of development of drugs for neurological conditions.

Doc# 122023 v3

- The establishment of Avexa as a separate company focused on infectious diseases such as human immunodeficiency virus (HIV); Hepatitis B (HBV) and antibiotic-resistant bacterial infections or so-called 'superbugs'. Avexa will, subject to shareholder approval on 31 August and subsequent Court and ASX approval, become a separately listed company in September 2004.
- Selection of a highly potent lead antibody against the GM-CSF receptor out of the Company's collaboration with Cambridge Antibody Technology (CAT). Aggressive development plans are being finalized with CAT for the clinical testing of this antibody for rheumatoid arthritis and potentially asthma.

"We have made great progress during a period of significant change whilst preserving our cash position. Both Amrad and Avexa are stronger and can now build on their core competencies in a way that is comprehensible to the market," Dr Smith said.

FINANCIAL ANALYSIS

Total revenue for the year from operating activities was $16.4 million compared to last year's figure of $25.4 million excluding the proceeds from the sale of investment in land and buildings. Two milestone payments were received in respect of the collaborative arrangement with Merck entered into during the 2003 financial year.

Other revenue includes $0.4 million from the Pharmaceutical Industry Investment Program (PIIP) compared to a $2.5 million PIIP contribution in 2003. Investment property rental revenues of $3.4 million in the 2003 financial year ceased upon the sale of the investment property on 27 June 2003. Investment revenues from funds under management increased in absolute and percentage terms as a result of the investment of proceeds of sale of the land and buildings and the introduction of new fund managers.

$1.8 million of the operating result reflects the bringing to account of two material and non-recurring expenses:

(i) Costs of $877,748 associated with the demerger of Amrad's anti-viral business; and,

(ii) contracted termination expenses of $918,186 in respect of Amrad's former Managing Director.

Total expenditure on research and development was reduced from $15.7 million in 2003 to $13.0 million in 2004 following the further rationalization of the R&D portfolio during the financial year, and a continuing focus on operating costs. The Company has continued its strategy of advancing the scientific research faster and more effectively on a smaller number of key projects.

FILE No. 82-4867

FINANCIAL SUMMARY

	Year ended 30 June 2004	Six months ended 31 Dec 2003	Year ended 30 June 2003
	$'000	$'000	$000
Revenue from licence fees and royalties	9,764	5,120	15,407
Revenue from other operating activities	6,682	3,028	10,033
Proceeds from disposal of investment in land and buildings	-	-	47,000
Total revenue	16,446	8,148	72,440
Consolidated profit/(loss) after tax	(3,523)	(2,222)	7,388
Cash and funds under management	59,961	60,631	64,816 #
Current assets less current liabilities	62,642	62,659	62,304
Share capital bought back and cancelled	1,686	-	-
Total net assets	64,167	67,154	69,376
Current asset/current liability ratio	Ratio 21.4	Ratio 15.8	Ratio 7.9
Net tangible assets per share	Cents 49.9	Cents 51.4	Cents 53.1

Represents funds available for future activities of approximately $60.0 million after settlement of once off commitments of $4.8 million.

For further information contact:

Dr Pete Smith
Chief Executive Officer
Telephone: 61 3 9208 4108

Mr Bob Moses
Chairman
Telephone: 61 3 9208 4108

For additional Company information refer to Amrad's website: www.amrad.com.au

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

RECEIVED
2004 SEP -1 A 9:
OFFICE OF ... CORPORATE ...

To: The Securities and Exchange Commission
Company:
Fax: 0011 1 202 942 9624

From: Robyn Fry - Company Secretary
Fax: (+61 3) 9208 4356

Date: 26 August 2004

Pages: 21
Including cover page

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution of them or any information they contain, by anyone other than the addressee, is prohibited. If you have received this document in error, please let us know by telephone, and then return it by mail to the address above. We shall refund your costs of doing so.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

p.p.
Robyn Fry
General Counsel & Company Secretary

Doc# 105059 v1

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4089
http://www.amrad.com.au

FILE No.
82-4867

26 August 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p.
Robyn Fry
General Counsel & Company Secretary

Doc# 106999 v1

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/08/2004

TIME: 09:32:41

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Report

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

Rule 4.3A

Appendix 4E

Preliminary final report for the year ended 30 June 2004

Name of entity:

Amrad Corporation Limited

ABN:

37 006 614 375

Results for announcement to the market

				$A'000
Revenue from ordinary activities	Down	77%	to	16,446
Profit from ordinary activities after tax attributable to members	Down	N/a	to	From a 7,388 profit to a loss of (3,523)
Net profit for the year attributable to members	Down	N/a	to	From a 7,388 profit to a loss of (3,523)

Dividends

It is not proposed to pay dividends.

There are no dividend or distribution reinvestment plans in operation and there has been no dividend or distribution payments during the financial year ended 30 June 2004.

No explanation considered necessary to explain any of the above other than as provided within this report.

Commentary on results for the year

On 8 July 2003, Managing Director Dr Sandra Webb resigned. In accordance with the terms and conditions of her employment contract, a total, non-recurring expense of $918,186 has been brought to account in the financial year ended 30 June 2004 in accordance with Australian Accounting Standard AASB 1028 "Employee Benefits" in respect of termination and performance related payments and forgiveness by the Company of a loan of $60,600. 1,500,000 options issued to Dr Webb were duly cancelled in accordance with the terms and conditions of their issue.

Once-off costs of $877,748 have been brought to account in the financial year in respect of the spin-out and demerger of Amrad's anti-infectives business.

Total expenditure on research and development was reduced from $15.7 million in 2003 to $13.0 million in 2004 following the further rationalisation of the R&D Portfolio during the financial year.

The Company has continued its focus to advance the scientific research faster and more effectively on a smaller number of key projects.

On 17 July 2003, Prof Silviu Itescu and Mr Graeme Kaufman were appointed to the Board of Directors and on 16 October 2003, Dr Pete Smith was appointed as Chief Executive Officer and Director. Also on 16 October 2003, Chairman Mr Olaf O'Duill stepped down as Chairman and Mr Bob Moses was duly appointed as Chairman. Professor John Mills retired on 15 October 2003.

The exclusive licence agreements with major global pharmaceutical companies Serono and Merck, Sharp and Dohme (Australia) Pty Ltd ("Merck") entered into during the previous financial year delivered milestone revenues for the 2004 year of AUD$8.1m. Whilst the 4 June 2004 announcement by Serono of its decision to terminate the development and commercialisation of Emfilermin based on insufficiently positive clinical trial results was a disappointment the Merck project has made significant progress during the 2004 year.

As alluded to at the Company's Annual General Meeting and announced on 21 June 2004, the spin-out of Amrad's anti-infectives drug portfolio into a new corporate entity is currently in progress. The spin-out contemplates the demerger of Avexa Limited ("Avexa"), which was a newly incorporated company wholly owned by Amrad Corporation Limited at the end of the reporting period. Subject to the requisite approvals, it is planned to list Avexa on the Australian Stock Exchange with a market capitalisation of $24 million. The demerging of Amrad's two different businesses is expected to allow Amrad to strategically focus on its core biologicals products whilst providing Avexa with the resources required to vigorously pursue its anti-infectives programs. Avexa commenced operations as a stand alone entity in its own right effective from 1 July 2004 and it is hoped to conclude the spin-out process by the end of September 2004.

Drug development

The advanced portion of Amrad's portfolio comprises five compounds at various stages of preclinical and clinical development.

Project: IL-13R α1 Antibody – A NEW APPROACH TO TREATING ASTHMA

The IL-13Rα1 project is currently partnered with Merck and Amrad is working with Merck to develop candidate therapeutic monoclonal antibodies. Merck is responsible for all clinical development and marketing.

In a deal worth potentially US$112 million plus royalties, Amrad received US$5 million on signing the agreement with Merck in June 2003 and two US$3 million milestone payments, one in November 2003 and the second in March 2004, bringing the total received to date to US$11 million.

Amrad's IL-13Rα1 project is in late stage discovery phase. IL-13Rα1 has been validated as a therapeutic target in asthma. Therapeutic monoclonal antibodies have been generated and are currently being optimised.

Project: GM-CSFR antibody – ATTACKING RHEUMATOID ARTHRITIS

Amrad's partner for the GM-CSF receptor antibody project is the UK biotechnology company, Cambridge Antibody Technology ("CAT"). The project is partnered on a 50/50 cost share basis. Under the terms of the collaboration Amrad and CAT intend to co-develop a GM-CSF receptor antibody until the end of Phase II clinical trials.

Excellent progress has been made with the generation and selection of lead antibodies. Analysis in appropriate preclinical models of Rheumatoid Arthritis has been initiated.

Project: VEGF-B antagonists – STARVING CANCER CELLS

Amrad is currently working with its research collaborators to identify and validate a lead antibody candidate. Amrad's commercial strategy is to continue to develop VEGF-B antagonists internally,

adding value to the project before seeking a potential partner for the project. Amrad and the Ludwig Institute for Cancer Research have a cross-licensing agreement for their respective VEGF-B patents and share any commercial benefits received by either party.

VEGF-B antibodies are currently being validated as potential therapeutic agents in animal models of cancer.

Project: VEGF-B gene and protein therapies – REPAIRING DAMAGED HEARTS

Until mid 2003 the VEGF-B gene therapy was partnered with GenCell (formerly part of Aventis) and the protein therapy was partnered with Edwards Life Sciences (formerly part of Baxter). Both of these projects completed animal studies with these partners. As Amrad has no formal expertise in the area of gene and protein angiogenic therapies, Amrad will seek to partner these projects with a company that specialises in these areas.

Initial preclinical efficacy studies of the VEGF-B gene and protein in models of peripheral and coronary artery disease have been completed.

Project: Suppressors of cytokine signalling ("SOCS") – AMRAD BUILDING A THERAPEUTIC PLATFORM

In order to exploit the accrued scientific expertise and validation of key SOCS targets, Amrad envisages a collaborative relationship with a partner possessing complementary skills in high throughput screening and downstream lead optimisation, with the aim of identifying small molecular regulators of the SOCS proteins. While Amrad has experience in lead optimisation, the Company hopes to focus primarily on target validation for additional SOCS family members and subsequent development of molecular and cell-based high throughput assays for use in drug discovery.

The aim of Amrad's SOCS research program is to understand the function and biological importance of the SOCS family of proteins in order to identify potential therapeutic applications of SOCS modulators. In particular, gene knockout studies have been performed in mice to validate the SOCS targets.

Drug discovery activities to date have included high throughput screen design and subsequent screening of natural product and defined chemical libraries. A number of active compounds identified using these screens are currently being reviewed for possible progression. Cell-based screening strategies for SOCS protein antagonists have also been developed.

Significant Information

In the previous year on 27 June 2003, the divestment of the consolidated entity's investment in land and buildings was settled for proceeds of $47,500,000 of which $41,500,000 was received prior to the end of the 2003 financial year. The first $3,000,000 of the $6,000,000 balance receivable was duly received on 27 June 2004 leaving the final $3,000,000 consideration receivable on 27 June 2005.

During the financial year the Company commenced an on-market share buy back. Under the requirements of such a scheme the Company is only allowed to acquire and cancel up to 10% of its own shares in a 12 month period. From commencement of the buy back on 5 April 2004 to the end of the financial year, 2,142,486 shares were acquired and subsequently cancelled at a cost of $1,685,508, thereby reducing the share capital on issue at the end of the financial year to 128,500,000 shares and $147,743,427. There have been no further shares bought back since the reporting date and up to the date of this report.

There were 525,150 (2003: 50,000) options issued during the year to acquire ordinary shares with an exercise price of $1.15 and an expiry date of 31 March 2009. 2,011,000 (2003: 630,000) options with various exercise prices and expiry dates were cancelled during the financial year. A further 441,000 options with exercise prices between $1.15 and $1.20 have been cancelled since the reporting date and up to the date of this report.

Consolidated statement of financial performance
For the year ended 30 June 2004

	Note	Current period - $A'000	Previous corresponding period - $A'000
Licence fee and royalty income		**9,764**	15,407
Other revenues			
- from ordinary activities		**6,682**	10,033
- from sale of investment in land and buildings	2	-	47,000
Total revenue from ordinary activities	1	**16,446**	72,440
Raw materials and consumables used		**(459)**	(693)
Employee expenses:			
Termination expenses in respect of former Managing Director		**(918)**	-
All other employee expenses		**(5,707)**	(6,421)
Depreciation and amortisation expenses		**(692)**	(1,855)
Carrying value of plant and equipment sold		-	(18)
Borrowing costs		-	(1,274)
Contract research and development costs		**(4,959)**	(6,609)
Carrying value of land and buildings sold plus associated costs	2	-	(40,794)
Demerger expenses		**(878)**	-
Other expenses from ordinary activities	1	**(6,356)**	(6,876)
Profit / (loss) from ordinary activities before related income tax expense		**(3,523)**	7,900
Income tax expense relating to ordinary activities		-	(512)
Net profit / (loss)	3	**(3,523)**	7,388
Net profit attributable to outside equity interests		-	-
Total changes in equity from non-owner related transactions attributable to members of the parent entity		**(3,523)**	7,388
Basic earnings per share (ordinary shares)	14	**(2.4)**	5.6
Diluted earnings per share (ordinary shares)	14	**(2.4)**	5.6

Doc# 62819 v2

Consolidated statement of financial position
As at 30 June 2004

	Note	Current period - $A'000	Previous corresponding period - $A'000
Current assets			
Cash assets	4	**2,303**	34,333
Receivables	5	**5,579**	6,461
Other financial assets	6	**57,658**	30,483
Other	8	**168**	93
Total current assets		65,708	71,370
Non-current assets			
Receivables	5	**286**	5,344
Other financial assets	6	-	-
Property, plant and equipment	7	**1,368**	1,861
Deferred tax assets	8	-	-
Total non-current assets		1,654	7,205
Total assets		67,362	78,575
Current liabilities			
Payables	9	**1,164**	7,079
Provisions	10	**989**	1,350
Other	11	**913**	637
Total current liabilities		3,066	9,066
Non-current liabilities			
Provisions	10	**129**	133
Total non-current liabilities		129	133
Total liabilities		3,195	9,199
Net assets		64,167	69,376
Equity			
Contributed equity	12	**147,743**	149,429
Accumulated losses	3	**(83,576)**	(80,053)
Total equity		64,167	69,376

Doc# 62819 v2

27-AUG-2004 11:02 FROM AMRAD IP GROUP TO 100112029429624 P.09

Consolidated statement of cash flows
For the year ended 30 June 2004

	Note	Current period - $A'000	Previous corresponding period - $A'000
Cash flows from operating activities			
Cash receipts in the course of operations		12,975	22,338
Cash payments in the course of operations		(25,938)	(18,666)
Interest received		597	2,370
Borrowing costs paid		-	(1,274)
Income taxes paid		-	(187)
Net cash provided by / (used in) operating activities	22	(12,366)	4,581
Cash flows from investing activities			
Payments for property, plant and equipment		(203)	(475)
Proceeds from sale of plant and equipment		2	16
Proceeds from sale of investment in land and buildings		3,000	41,453
Net proceeds from a prior year sale of businesses and a controlled entity, net of cash balances of disposed entities		2,272	2,984
Net cash provided by / (used in) investing activities		5,071	43,978
Cash flows from financing activities			
Net cash outlay on share buy back		(1,685)	-
Net cash transferred (to) / from funds under management		(23,900)	3,434
Release / (Securitisation) of term deposit		850	(850)
Repayment of interest bearing liabilities		-	(18,381)
Net cash provided by / (used in) financing activities		(24,735)	(15,797)
Net increase / (decrease) in cash held		(32,030)	32,762
Cash at the beginning of the financial year		34,333	1,571
Cash at the end of the financial year	21	2,303	34,333

Notes to the consolidated statement of financial performance

1 Revenue and expenses from ordinary activities

Revenues	Current period - $A'000	Previous corresponding period - $A'000
Licence fee and royalty income	**9,764**	15,407
Proceeds on sale of investment in land and buildings	-	47,000
Interest and investment revenue	**4,819**	2,654
Revenue from sale of goods	**595**	713
Government grants	**419**	2,464
Revenue from rendering of services	**3**	302
Operating lease rental income	**644**	3,884
Proceeds on disposal of plant and equipment	**2**	16
Other revenue	**200**	-
Total revenue from ordinary activities	**16,446**	72,440

Expenses		
Depreciation of:		
- Buildings	-	229
- Plant and equipment	692	1,016
- Investment property	-	610
Borrowing costs:		
- Bank loans	-	1,274
Contract research and development (Note 1(a))	**4,959**	6,609
Cost of goods sold	**459**	693
Net loss on sale of plant and equipment	**2**	2
Operating lease rental expense	**661**	32
Net foreign exchange (gain) /loss	**(5)**	182
Amounts transferred to / (from) provisions for:		
- Employee entitlements	**819**	964
- Other provisions	**29**	40
Other expenses:		
- Occupancy costs	**1,444**	885
- Insurance costs	**1,009**	807
- Consultancy costs	**662**	993
- Legal & professional fees	**256**	629
- Intellectual property management	**994**	1,023
- Information technology & asset maintenance	**389**	351
- Laboratory consumables	**594**	498
- Equipment leasing & hire	**11**	32
- Advertising & promotion	**132**	220
- Travel costs	**341**	605
- Sundry expenses	**524**	833
Total Other expenses	**6,356**	6,876

Doc# 62819 v2

1 Revenue and expenses from ordinary activities (continued)

(a) Research and Development (R&D)

	Current period - $A'000	Previous corresponding period - $A'000
Contract research and development expenditure	**4,959**	6,609
Direct research and development expenditure	**8,025**	9,096
Total R&D expenditure for the year	**12,984**	15,705

2 Sale of investment in land and buildings

Revenue comprises:		
Cash at settlement	-	41,500
Deferred cash due and receivable on 27 June 2004	-	3,000
Deferred cash due and receivable on 27 June 2005	-	3,000
Discount on deferred consideration receivable	-	(500)
Total revenue	-	47,000
Profit on sale comprises:		
Consideration	-	47,000
Costs of sale	-	(2,238)
Written down value of land & buildings sold	-	(38,243)
Assets written down to recoverable amount	-	(313)
Profit on sale before income taxes	-	6,206
Income tax effect at 30%	-	(1,862)
Utilisation of brought forward tax losses not previously brought to account	-	1,862
Profit after related income tax expense	-	6,206

3 Consolidated accumulated losses

Accumulated losses at the beginning of the financial year	**(80,053)**	(87,441)
Net profit / (loss) attributable to members	**(3,523)**	7,388
Net transfers from / (to) reserves	-	-
Net effect of changes in accounting policies	-	-
Dividends and other equity distributions paid or payable	-	-
Accumulated losses at the end of the financial year	**(83,576)**	(80,053)

Doc# 62819 v2

Notes to the consolidated statements of financial position and cash flows

4 Cash assets

	Current period - $A'000	Previous corresponding period - $A'000
Cash at bank and on hand	2,303	8,928
Bank short term deposits	-	25,405
Cash assets	2,303	34,333

Interest on cash at bank is credited at prevailing market rates. The weighted average interest rate at reporting date was 4.38% (2003: 4.46%).

5 Receivables

Current		
Amounts receivable from related parties:		
- Director	-	61
Amount receivable from sale of property (iii)	2,750	3,000
Amounts receivable from sale of businesses and a controlled entity (i)	2,454	2,272
Interest receivable	131	285
Other debtors	244	843
	5,579	6,461
Non-current		
Convertible note (ii)	-	-
Amount receivable from sale of property	-	2,500
Amounts receivable from a prior year sale of businesses and a controlled entity (i)	286	2,844
	286	5,344

(i) Amounts receivable from the sale of businesses and a controlled entity includes:

- A non-current amount of $286,000 (2003: $390,000) representing the directors' estimate of the fair value of the proceeds from the sale of a business in a prior year. The maximum proceeds receivable, converted from US dollars at the exchange rate ruling at reporting date, are $4,948,000 (2003: $5,053,000) and are contingent upon future product sales of the business. The receivable is non-interest bearing; and
- A current amount of $2,454,000 (2003: $2,272,000) and non-current amount of nil (2003: $2,454,000) receivable from the sale of a controlled entity, accruing interest at 8% and secured by way of promissory note.

(ii) A $4 million 8% Convertible Note was issued by Cerylid Biosciences Limited to the Company on the disposal of a controlled entity, AMRAD Discovery Technologies Pty Ltd in a prior financial year. The Convertible Note converted into 5,280,000 ordinary shares of Cerylid Biosciences Limited on the maturity date of 18 January 2004 at a ratio of $1 per ordinary share such that at 30 June 2004, Amrad's investment in Cerylid Biosciences Limited was 10,280,000 shares representing a 20.87% holding as disclosed in Note 6. In the opinion of directors, the carrying value of the instrument prior and subsequent to conversion is nil having regard to the uncertainty of the recoverable amount of the shareholding.

(iii) Receivable from disposal of property due and receivable on 27 June 2005 discounted to a present value by a discount rate of 9.55%.

Doc# 62819 v2

6 Other financial assets

	Current period - $A'000	Previous corresponding period - $A'000
Current		
Security deposit (i)	-	850
Funds under management comprises financial instruments in the following asset classes, at market value:		
Cash trusts and fixed interest	**45,467**	23,314
Equities	**12,191**	6,319
	57,658	30,483

The directors control funds under management through the provision of an investment mandate to each of the investment managers. The mandate prescribes minimum credit ratings for individual financial instruments, asset allocation benchmarks and weighted average maturity profiles for interest bearing instruments.

Financing arrangements

(i) During the reporting period the consolidated entity's bankers released the former charge in favour of the Bank by the Company over a Cash Deposit Account to secure facilities which at 30 June 2004 comprised a reducing Leasing Facility of $65,000 including equipment leased by the consolidated entity and a Diammond electronic funds transfer facility of $1. As at 30 June 2004 nil (2003: $10,658) of the Leasing Facility had been utilised.

Non-current		
Shares in controlled entities – unquoted (at cost)	-	-
Shares in other entities – unquoted (at recoverable amount) (i)	-	-
	-	-

(i) Included in shares in other entities is a 20.87% (2003: 17.50%) interest in Cerylid Biosciences Limited represented by 10,280,000 ordinary shares issued at $1 each, received on disposal of a controlled entity, Amrad Discovery Technologies Pty Ltd and the conversion of the Convertible Note referred to in Note 5. In the opinion of directors, the carrying value is nil having regard to the uncertainty of realising the investment. In addition, the Company holds options over 1.2 million ordinary shares in Cerylid Biosciences Limited, at an exercise price of $1 per share and expiring on 18 January 2005. Cerylid Biosciences Limited is a genomics-driven drug discovery company.

7 Property, plant and equipment

Plant and equipment (at cost)	7,703	7,507
Less: Accumulated depreciation	(6,335)	(5,646)
	1,368	1,861

8 Other assets

Current

Prepayments	**168**	93

Doc# 62819 v2

9 Payables

	Current period - $A'000	Previous corresponding period - $A'000
Trade creditors and accruals	**1,164**	7,079
Other creditors	**-**	-
	1,164	7,079

10 Provisions

Current		
Employee benefits	**907**	1,242
Other	**82**	108
	989	1,350
Non-current		
Employee benefits	**129**	133

The weighted average interest rate at reporting date in respect of the settlement of non-current employee entitlements is 5.8% (2003: 4.7%). The carrying value of employee entitlements approximates fair value.

11 Other liabilities

Unearned income	**913**	637

12 Contributed equity

Issued and paid up capital

128,500,000 (2003: 130,642,486) ordinary shares, fully paid	**147,743**	149,429
Movements during the year were as follows:		
Share capital at the beginning of the financial year	**149,429**	149,429
Share capital cancelled as part of on market share buy back	**(1,686)**	-
Share capital at the end of the financial year	**147,743**	149,429

Terms and conditions
Holders of ordinary shares are entitled to one vote per share at shareholders' meetings and to receive any dividends as may be declared. In the event of winding up of the Company, ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

Options to acquire ordinary shares
There were no options to acquire ordinary shares converted during the year ended 30 June 2004 (2003: nil). 525,150 (2003: 50,000) options to acquire ordinary shares were issued during the financial year pursuant to the Amrad Key Employee Share Option Plan with an exercise price of $1.15 (2003: $0.46), an expiry date of 31 March 2009 (2003: 23 January 2008) and vesting progressively over the term of the option. A total of 2,011,000 options to acquire ordinary shares expired during the reporting period, including 15,000 of the above issue.

12 Contributed equity (continued)

At reporting date there were 4,214,150 (2003: 5,700,000) options outstanding having exercise prices between $0.46 and $2.75 (2003: $0.46 and $5.75). A total of 441,000 options with exercise prices between $1.15 and $1.20 have been cancelled since the reporting date and up to the date of this report.

13 Net tangible assets per ordinary security

	Current period	Previous corresponding period
Net tangible assets	**64,167 in $A'000**	69,376 in $A'000
Issued share capital at reporting date	**128,500,000**	130,642,486
Net tangible assets per ordinary security	**49.93 cents**	53.10 cents

14 Earnings per security (EPS)

a) Earnings reconciliation	**$A'000**	$A'000
Net profit / (loss)	**(3,523)**	7,388
Basic earnings	**(3,523)**	7,388
Diluted earnings	**(3,523)**	7,388
b) Weighted average number of shares used as the denominator	**Number**	Number
Number for basic earnings per share		
Ordinary shares	**130,617,332**	130,642,486
Number for diluted earnings per share:		
Ordinary share number	**130,617,332**	130,642,486
Effect of share options on issue	**50,000**	21,703
	130,667,332	130,664,189

15 Returns to shareholders

There have been no returns to shareholders during the financial year. The Company has bought back and cancelled 2,142,486 of its own shares during the year as part of the on market share buy back scheme.

16 Control gained over entities having material effect

Avexa Limited was incorporated during the financial year as a wholly owned subsidiary to which the Amrad anti-viral business was transferred on 1 July 2004. Avexa Limited did not commence operations during the reporting period and is in the process of being demerged from Amrad and being listed on the ASX.

17 Loss of control of entities having material effect

None during the reporting period. Avexa Limited is being demerged after the end of the reporting period at the conclusion of which Amrad will only retain a 19.99% holding in Avexa Limited.

Doc# 62819 v2

18 Material interests in entities which are not controlled entities

The consolidated entity has the following interest in Cerylid Biosciences Limited.

Name of entity	Percentage of ownership interest held at period end or disposal date		Contribution to net profit (loss)	
	Current period	Previous corresponding period	**Current period - $A'000**	Previous corresponding period - $A'000
Cerylid Biosciences Ltd	20.87%	17.50%	-	-

19 Non-cash financing and investing activities

There have been no new financing and investing transactions during the financial year which have had a material effect on consolidated assets and liabilities but which did not involve cash flows. In the previous financial year the sale of the investment in land and buildings involved deferred consideration whereby $3,000,000 was due and receivable on 27 June 2004 and a further $3,000,000 on 27 June 2005 (Refer Note 2).

20 Segment reporting

Inter-segment pricing is determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments

During the reporting period, the consolidated entity comprised the following main business segments, based on the consolidated entity's management reporting system:

Core business – commercialisation of R&D	Research, development and commercialisation activities
Corporate	Administration, management services, investments of funds and operational infrastructure

The Property Interests segment comprising the investment property was effectively terminated with the sale on 27 June 2003 of the consolidated entity's investment property and freehold land and buildings as detailed in Note 2.

The Amrad virology division was transferred after the reporting period on 1 July 2004 to Avexa Limited ahead of its demerger from the Amrad Group but for the year ended 30 June 2004, remained within the research, development and commercialisation segment of the business.

Geographic segments

The consolidated entity operates predominantly in Australia. More than 90% of revenue, operating loss and segment assets relate to operations in Australia.

20 Segment reporting (continued)

INDUSTRY SEGMENTS	Core business - Commercialisation of R&D		Property Interests		Corporate		Eliminations		Consolidated	
	2004 $000	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000	**2004 $000**	2003 $000
Revenue										
External segment revenue	**8,264**	12,278	**-**	3,373	**8,182**	9,789	**-**	-	**16,446**	25,440
Proceeds on sale of investment in land and buildings	**-**	-	**-**	17,255	**-**	29,745	**-**	-	**-**	47,000
Inter-segment revenue	**-**	-	**-**	-	**9,761**	10,246	**(9,761)**	(10,246)	**-**	-
Total segment revenue	**8,264**	12,278	**-**	20,628	**17,943**	49,780	**(9,761)**	(10,246)	**16,446**	72,440
Unallocated revenue									**-**	-
Total revenue									**16,446**	72,440
Result										
Segment result	**(4,900)**	(4,071)	**-**	814	**1,377**	4,951	**-**	-	**(3,523)**	1,694
Profit / (loss) on sale of investment in land and buildings	**-**	-	**-**	(7,726)	**-**	13,932	**-**	-	**-**	6,206
Unallocated corporate expenses									**-**	-
Profit / (loss) before income tax									**(3,523)**	7,900
Income tax expense									**-**	(512)
Profit / (loss) after income tax									**(3,523)**	7,388
Assets										
Segment assets – property	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-
Segment assets – other	**501**	593	**-**	253	**66,861**	77,729	**-**	-	**67,362**	78,575
Total segment assets	**501**	593	**-**	253	**66,861**	77,729	**-**	-	**67,362**	78,575
Unallocated corporate assets									**-**	-
Consolidated total assets									**67,362**	78,575

oc# 62819 v2

20 Segment reporting (continued)

	Core business - Commercialisation of R&D		Property Interests		Corporate		Eliminations		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	$000	$000	**$000**	$000	**$000**	$000	**$000**	$000	**$000**	$000
Liabilities										
Segment liabilities – property	-	-	-	-	-	-	-	-	-	-
Segment liabilities – other	**1,093**	5,068	-	-	**2,102**	4,131	-	-	**3,195**	9,199
Total segment liabilities	**1,093**	5,068	-	-	**2,102**	4,131	-	-	**3,195**	9,199
Unallocated corporate liabilities									-	-
Consolidated total liabilities									**3,195**	9,199
Acquisitions of non-current assets	-	-	-	-	**203**	475	-	-	**203**	475
Depreciation and amortisation	**13**	16	-	610	**679**	1,229	-	-	**692**	1,855
Non-cash expenses other than depreciation and amortisation:										
(Decrease) / Increase in employee and other provisions	**411**	618	-	-	**437**	386	-	-	**848**	1,004
Forgiveness of debt	-	-	-	-	**61**	20	-	-	**61**	20
Provision for non-recovery of intercompany loan	-	-	-	-	**9,261**	12,445	**(9,261)**	(12,445)	-	-

oc# 62819 v2

21 Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

	Current period - $A'000	Previous corresponding period - $A'000
Cash on hand and at bank	**2,303**	34,333

22 Reconciliation of profit / (loss) from ordinary activities after related income tax to net cash provided by / (used in) operating activities

	Current period - $A'000	Previous corresponding period - $A'000
Profit / (loss) from ordinary activities after income tax	**(3,523)**	7,388
Add / (less) non-cash items:		
- Depreciation and amortisation	**692**	1,855
- Net (gain) / loss on sale of plant and equipment	**2**	2
- Gain on sale of investment in land and buildings	**-**	(6,206)
- Debts forgiven	**61**	20
- Net investment income	**(4,125)**	-
Amounts transferred to / (from) provisions for:		
- Employee entitlements	**819**	964
- Other provisions	**29**	40
- Future income tax benefit	-	325
Change in assets and liabilities:		
- (Increase) / decrease in Receivables	**607**	(308)
- (Increase) / decrease in Other assets	**(75)**	171
- Increase / (decrease) in Payables	**(5,833)**	1,456
- Increase / (decrease) in Provisions	**(1,298)**	(698)
- Increase / (decrease) in Other liabilities	**278**	(428)
Net cash provided by / (used in) operating activities	**(12,366)**	4,581

23 Factors affecting the results in the future

As announced to the ASX on 31 May 2004, Amrad progressed the spin-out of its anti-infectives drug portfolio by establishing the new corporate entity, Avexa Limited during the financial year. The spin-out reflects the separation of Amrad's biologicals and anti-infectives research portfolios into two separate businesses in accordance with the strategy announced at the Company's Annual General Meeting in October 2003. Subsequent to year end, a Master Transfer Agreement was signed on 1 July 2004 transferring the anti-infectives business to Avexa for $12 million and on 13 July 2004, Amrad subscribed $12 million in cash to hold a total investment in Avexa of $24 million. Also on 1 July 2004 Amrad transferred its anti-infectives employees and their employee entitlements to Avexa.

On 5 July 2004 ASX approval of the spin-out was received and on Monday 12 July 2004, the final Information Memorandum for the demerger of 80.01% of Amrad's investment in Avexa to its shareholders was lodged with both the ASX and ASIC. A court hearing was held on 27 July 2004 to approve the Information Memorandum and convene the Scheme Meeting of shareholders required to finalise the spin-out.

23 Factors affecting the results in the future (continued)

The Scheme Meeting of shareholders is to be held on Tuesday, 31 August 2004 and if approved by 75% of voting shareholders and at a subsequent Court hearing, then the scheme becomes effective on 7 September 2004. It is anticipated that the approved scheme would result in Avexa being an independent, stand alone entity listed on the ASX prior to the end of September 2004.

Upon the scheme being effective, the impact on the financial position of the Amrad Group will be a reduction in cash of $12 million and recognition of an investment in the demerged entity of $4.8 million, resulting in a reduction in Amrad Group net assets of $7.2 million.

Other than as referred to above, there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

24 Franking credits available

In accordance with the New Business Tax System (imputation) Act 2002, the measurement basis of the dividend franking account changed from 1 July 2002 from an after-tax profits basis to an income tax paid basis. The amount of franking credits available to shareholders disclosed as at 30 June 2004 of $10,712,052 (2003: $10,511,000) has been measured under the new legislation and represents income tax paid amounts available to frank distributions.

The above available amounts are based on the balance of the dividend franking account at reporting date. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

Tax Consolidation legislation

On 1 July 2003, Amrad Corporation Limited and its wholly owned subsidiaries adopted the Tax Consolidation legislation which requires a tax-consolidated group to keep a single franking account. The amount of franking credits available to shareholders of the parent entity (being the head entity in the tax-consolidated group) disclosed at 30 June 2004 has been measured under the new legislation as those available from the tax-consolidated group.

The comparative information has not been restated for this change in measurement. Had the comparative information been calculated on the new basis, the "franking credits available" balance as at 30 June 2003 would have been $10,511,000.

25 Compliance statement

This report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

This report is based on accounts which have been audited. The unqualified audit report by the auditor is attached.

Sign here: [signature] Date: 23/8/04
(Director/Company Secretary)

Print name: Robert W. Moses

Doc# 62819 v2

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

To:	The Securities and Exchange Commission
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	1 September 2004
Pages: Including cover page	5

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution of them or any information they contain, by anyone other than the addressee, is prohibited. If you have received this document in error, please let us know by telephone, and then return it by mail to the address above. We shall refund your costs of doing so.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

Robyn Fry
General Counsel & Company Secretary

Doc# 105059 v1

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4089
http://www.amrad.com.au

FILE No.
82-4867

1 September 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

R.F.
Robyn Fry
General Counsel & Company Secretary

Doc# 106999 v1

82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAD Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/08/2004

TIME: 15:26:33

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of General Meeting

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

31 August 2004

By Facsimile: 1300 300 021
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

GENERAL MEETING
AMRAD CORPORATION LIMITED

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Capital Reduction Resolution

❑	Votes where the proxy directed to vote 'for' the motion	54,568,452
❑	Votes where the proxy was directed to vote 'against' the motion	176,757
❑	Votes where the proxy may exercise a discretion how to vote	3,929,104

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 24,400

The motion was carried as an ordinary resolution on a poll the details of which are:

❑	The number of votes cast for the motion was	75,993,164
❑	The number of votes cast against the motion was	176,757

In addition the number of votes which abstained from voting was 24,400

Dated this 31st day of August 2004

Robyn Fry
Company Secretary

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

To: The Securities and Exchange Commission
Company:
Fax: 0011 1 202 942 9624
From: Robyn Fry - Company Secretary
Fax: (+61 3) 9208 4356
Date: 1 September 2004
Pages: 5
Including cover page

This document and any following pages are intended solely for the named addressee, are confidential and may contain legally privileged information. The copying or distribution of them or any information they contain, by anyone other than the addressee, is prohibited. If you have received this document in error, please let us know by telephone, and then return it by mail to the address above. We shall refund your costs of doing so.

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

p.p. **Robyn Fry**
General Counsel & Company Secretary

Doc# 105059 v1

amrad

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4089
http://www.amrad.com.au

1 September 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p. **Robyn Fry**
General Counsel & Company Secretary

Doc# 106999 v1

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAD Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/08/2004

TIME: 15:27:47

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of Meeting

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

31 August 2004

By Facsimile: 1300 300 021
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

SCHEME MEETING
AMRAD CORPORATION LIMITED

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Scheme Resolution

❑ Votes where the proxy directed to vote 'for' the motion	55,113,181
❑ Votes where the proxy was directed to vote 'against' the motion	130,463
❑ Votes where the proxy may exercise a discretion how to vote	3,855,702
In addition, the number of votes where the proxy was directed to abstain from voting on the motion was	26,300

The motion was carried as an special resolution on a poll the details of which are:

❑ The number of votes cast for the motion was	76,634,491
❑ The number of votes cast against the motion was	130,463
In addition the number of votes which abstained from voting was	26,300

Shareholders who voted

❑ The number of holders who cast for the motion	831
❑ The number of holders who cast against the motion	36

Dated this 31st day of August 2004

Robyn Fry
Company Secretary

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4000
facsimile (61 3) 9208 4356
http://www.amrad.com.au

To:	The Securities and Exchange Commission
Company:	
Fax:	0011 1 202 942 9624
From:	Robyn Fry - Company Secretary
Fax:	(+61 3) 9208 4356
Date:	1 September 2004
Pages: Including cover page	6

FACSIMILE COVER SHEET

Amrad Corporation Limited

Please find attached information being furnished by Amrad Corporation Limited to the Securities and Exchange Commission.

P.P. **Robyn Fry**
General Counsel & Company Secretary

FILE No.
82-4867

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121

telephone (61 3) 9208 4000
facsimile (61 3) 9208 4089
http://www.amrad.com.au

1 September 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sirs

AMRAD Corporation Limited
Rule 12g3-2(b) Exemption (File No. 82-4867)

The enclosed information is being furnished by AMRAD Corporation Limited ("AMRAD") under paragraph (b)(1)(i) of Rule 12g3-2 under the Securities Exchange Act of 1934 ("the Exchange Act"). AMRAD's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents shall constitute an admission for any purpose that AMRAD is subject to the Exchange Act.

Yours sincerely

p.p.
Robyn Fry
General Counsel & Company Secretary

Doc# 106999 v1

FILE No.
82-4867

Rule 12g3-2(b) Card Received from the SEC

ISSUER	FILE NO.
AMRAO Corporation Limited	82- 4867

9/4/98

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/08/2004

TIME: 10:01:07

TO: AMRAD CORPORATION LIMITED

FAX NO: 03-9208-4356

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

General Meeting & Scheme Meeting

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

amrad.

amrad corporation limited
abn 37 006 614 375
576 swan street richmond
victoria australia 3121
telephone (61 3) 9208 4320
facsimile (61 3) 9208 4352
http://www.amrad.com.au

Tuesday 31 August 2004

AMRAD GENERAL MEETING AND SCHEME MEETING

As foreshadowed at Amrad's 2003 Annual General Meeting, Amrad has implemented a strategy to separate its biologicals and anti-infectives portfolios into two independent business operations. The process for this major corporate initiative involves seeking the approval of both Amrad shareholders and the Federal Court of Australia and making a successful listing application to Australian Stock Exchange. I am very pleased to advise that at this point in time preliminary approval has been obtained from Australian Stock Exchange to list Avexa on the Exchange.

The proposed spin-out and demerger will establish Avexa as a stand alone publicly listed company with a market capitalisation of $24 million. This will enable Avexa to commence business with all of the resources required to achieve significant commercial outcomes in two classes of drugs in the HIV and Hepatitis B markets as well as affording a discovery opportunity in the field of antibiotic resistant bacteria research where there is a major unmet clinical need.

The Avexa interim CEO, Dr Pete Smith, will present an overview of the rationale of the strategic decision made by the Amrad Board to spin-out its advanced anti-infectives research by way of a demerger to existing Amrad shareholders.

Avexa is currently a wholly-owned subsidiary of Amrad and the proposed spin-out as a separate ASX listed entity will enable Avexa to expedite the development of its anti-infectives research and development portfolio, providing a clear identity for the company as well as a strong management and business development focus.

As a result of the spin-out, Amrad and Avexa will be able to direct all of their attention and financial resources on their respective core businesses. Both companies will be well positioned to explore and implement strategies appropriate for their respective businesses and, importantly, each will be able to effectively communicate these strategies to their stakeholders and the capital markets. Avexa will establish a presence in the anti-infectives field of research and development with a fully operational, experienced and dedicated team of scientists with documented successes in developing commercially valuable anti-infective drugs. This well-established team has driven anti-infective drug discovery and development at Amrad for the past six years, creating a substantial division with a growing portfolio of promising programs. By separating these two fundamentally different technologies into two distinct companies, we believe we are addressing a significant shareholder issue, namely the difficulty many shareholders have in understanding and valuing fully the biological and virology research pipelines while they remain blended together in one corporate structure.

Doc# 122191 v1

As reported in the Information Memorandum issued to all Amrad shareholders, the Amrad Board considers that the spin-out is in the best interests of Amrad shareholders and will not materially prejudice the interests of Amrad's creditors. Amrad Directors therefore unanimously recommend that Amrad shareholders approve the spin-out by voting in favour of the Capital Reduction and the Scheme. On behalf of my fellow Directors I advise that we intend to vote our own Amrad shares in favour of the Capital Reduction and the Scheme. The Board's recommendation to shareholders is supported by the independent experts PKF Corporate Advisory Services and LEK Consulting; and their reports are set out in full in the Information Memorandum.

Under the spin-out proposal, Amrad shareholders will become entitled to shares comprising 80.01% of the demerged company and Amrad itself will retain a 19.99% shareholding. Avexa will use the $12 million subscribed by Amrad for initial working capital to complete proof-of-concept animal trials for each of its three anti-infectives research projects. The spin-out will only occur if approved by Amrad shareholders at both meetings today and upon obtaining Court approval at the forthcoming hearing on Monday 6 September.

If the requisite approvals are obtained including the approvals sought from Amrad shareholders today, the demerger will be implemented through a capital reduction and the transfer of shares to Amrad shareholders under the Scheme. The share capital of Amrad will be reduced by approximately 15 cents for each Amrad share on issue at the close of the Registers on Tuesday 14 September; and Amrad will transfer one Scheme share for every two Amrad shares held by eligible Amrad shareholders. Eligible Amrad shareholders will not be required to pay any money for the Avexa shares because their entitlement under the capital reduction will be automatically applied as consideration for the issue of Avexa shares. Holding statements for Avexa shares will then be despatched on Friday 17 September by Avexa's share registry, Computershare, to shareholders in advance of the listing of Avexa on the Australian Stock Exchange anticipated on Thursday 23 September.

Having given preliminary approval for the listing of Avexa, the Australian Stock Exchange has advised Amrad that it will not impose trading restrictions on any Avexa shareholders, other than Amrad Directors. As such, Amrad shareholders will receive shares on a pro-rata basis to their current shareholdings and will be free to trade their Avexa shares on market from the date of listing on the Exchange. Importantly, no cash contribution is required from Amrad shareholders in order to obtain Avexa shares and shareholders' current holdings of Amrad shares will not be affected.

The search process for Avexa's Chairman and CEO is well advanced. It is anticipated that we will be able to finalise and announce these appointments in the very near future. As soon as the appointment of Avexa's Chairman is confirmed Avexa intends to appoint high calibre and experienced independent directors to join the Avexa Board.

For further information contact:

Mr Bob Moses
Chairman
Telephone: 61 3 9208 4108

Dr Pete Smith
Chief Executive Officer
Telephone: 61 3 9208 4108

For additional company information refer to Amrad's website: www.amrad.com.au